COLUMBIA FUNDS SERIES TRUST

COLUMBIA FUNDS SERIES TRUST I

COLUMBIA FUNDS SERIES TRUST II

290 Congress Street

Boston, MA 02210

October 18, 2023

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust (File No. 811-09645), Columbia Funds Series

Trust I (File No. 811-04367), and Columbia Funds Series Trust II (File No.

811-21852) (each a “Registrant” and collectively, the “Registrants”)

Dear Mr. Cowan

On behalf of each of Columbia Contrarian Core Fund, Columbia Dividend Income Fund, Columbia Large Cap Growth Fund, Columbia Select Mid Cap Growth Fund, Columbia Capital Allocation Moderate Aggressive Portfolio, and Columbia Disciplined Value Fund (each a “Fund” and collectively, the “Funds”), I am writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on October 6, 2023 in connection with the joint proxy statement of the Funds relating to the proposed joint special meeting of the shareholders of each Fund being held to consider a proposal to combine each Fund’s Class V shares with Class A shares of the same Fund including, as part of such combination, the adoption with respect to Class V shares of a distribution plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 identical to that currently in effect with respect to such Class A shares (the “Proposal”).

Summaries of the Staff’s comments on the Proxy Statement are set forth below, and each is followed by the Registrant’s response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Proxy Statement. Revisions to existing disclosure included below are reflected, as applicable, with the new text underlined in blue and the deleted text shown in red strikethrough.

Comments on the Proxy Statement

1.

Comment: With respect to the last sentence of the section in the Q&A titled “Why is this change being proposed?” please add disclosure to the effect that Fund expenses would increase if the Funds’ contractual expense waivers were not renewed at the end of their term.

Response: The Registrants have reviewed their disclosure and determined not to make any changes in response to this comment. The Registrants note that the Proposal will not have an impact on the Funds’ contractual fee waivers and that, as disclosed, the Proposal will not have an impact on the Funds’ (net or gross) total expense ratios.

2.	Comment: With respect to the section in the Q&A titled “Will I be notified of the results of the vote?” please add “Yes” at the beginning of the response.

Response: In response to this comment, the Registrants will revise the relevant disclosure as requested.

3.

Comment: Please supplementally explain why the Funds are requesting that Class V shareholders adopt a distribution plan pursuant to Rule 12b-1 where the proxy statement contemplates Class V of the Funds being immediately combined into Class A. Additionally, please explain the reason for bundling the Proposal to adopt a distribution plan pursuant to Rule 12b-1 and combine Class V into A in the same proxy statement.

Response: As disclosed in the proxy statement, Class V shareholders of each Fund are not currently subject to distribution fees under a distribution plan adopted pursuant to Rule 12b-1, while Class A shareholders of each Fund are subject to distribution fees under a distribution plan adopted pursuant to Rule 12b-1. The Registrants believe it is appropriate to seek approval by Class V shareholders of a distribution plan identical to the Class A distribution plan in advance of the share class combination so that the combination would not result in current Class V shareholders paying distribution fees without having approved a plan substantially identical to which the distribution fees will be paid. Absent the difference in 12b-1 plans, the combination of the classes would not require shareholder approval, thus the proxy statement does not reflect a bundling of separate proposals.

4.

Comment: With respect to the following disclosure, please supplementally explain why it is necessary to include the level of detail and consider revising the disclosure to simplify it. “If approved by shareholders, the combination of each Fund’s Class V shares with its Class A shares will be accomplished by effecting a stock split (or reverse stock split) to the extent necessary to cause the net asset value of the Fund’s Class V shares to equal the net asset value of its Class A shares, making applicable to such Class V shares the Distribution Plans and shareholder servicing arrangements that are currently applicable to such Class A shares, and redesignating such Class V shares as Class A shares.”

Response: The Registrants have reviewed their disclosure and believe the current disclosure is adequate. In response to this comment, however, the Registrants will clarify the disclosure by adding the sentence below following the sentence referenced by the Staff.

As a result, the aggregate net asset value of the Class V shares that a Class V shareholder holds immediately prior to the combination will equal the aggregate net asset value of the Class A shares the shareholder will hold immediately following the combination.

5.

Comment: Please disclose the date that shareholders of class V would no longer be subject to the 0.25% shareholder servicing fee and would be subject to the Class A distribution and shareholder servicing fees if the Proposal was approved.

Response: In response to this comment, the Registrants will revise the relevant disclosure as follows.

Class V shares of each Fund are currently subject to a shareholder servicing fee at an annual rate of 0.25% of average daily net assets, and, if the Proposal is approved, will not be subject to the Class A distribution and shareholder servicing fees ~~until they are no longer~~prior to the date of the combination (when they cease to be subject to the Class V shareholder servicing fees).

6.

Comment: Please add “unanimously” following “separately,” in the following disclosure. “At a meeting held on September 21, 2023, the Board, including all of the trustees that are not interested persons of the Fund and have no direct or indirect financial interest in the operation of the Distribution Plans or in any agreement relating to the Distribution Plans (the “Non-Interested Trustees), voting separately, approved for each Fund the combination of its Class V shares with its Class A shares, including the proposed adoption for each Fund of the Distribution Plans for Class V shares.”

Response: In response to this comment, the Registrants will revise the relevant disclosure as requested.

7.	Comment: With respect to the section titled Board Considerations, please further discuss the Board’s considerations and the weight the Board gave to the various factors in approving the Proposal.

Response: The Registrants have reviewed their disclosure and believe that it meets the requirements of Item 22(d)(4) to “Discuss in reasonable detail the material factors and the conclusions with respect thereto which form the basis for the conclusion of the board of directors that there is a reasonable likelihood that the proposed Distribution Plan (or amendment thereto) will benefit the Fund and its shareholders.”

8.	Comment: In the section titled Expenses and Solicitation Activities please disclose the material terms of the of the contract with the solicitor, Computershare Fund Services.

Response: The Registrants have reviewed their disclosure and determined not to make any changes in response to this comment. The Registrants note that, as required by Schedule 14A, the proxy statement names the solicitor and states the expected cost of the solicitation, as well as noting that such costs will be borne by the Funds’ investment adviser.

9.	Comment: With respect to Appendix A, please address the following comments.

(a)	Please move Appendix A to the body of the proxy statement.

Response: The Registrants have reviewed their disclosure and determined not to make any changes in response to this comment. The Registrants note that Schedule 14A does not require expense information to be provided in a specific location, nor does it contemplate a difference between the body of, and an appendix to, the proxy statement. The Registrants believe that the appendix is the most organizationally efficient place to include the information.

(b)	Please supplementally explain why the period for the fee information provided for each Fund is appropriate for each Fund.

Response: The Registrants note that the fee information provided in the proxy statement is the most recent information available for each Fund given the differing fiscal year ends of the Funds, which are listed below.

Columbia Contrarian Core Fund—August 31

Columbia Disciplined Value Fund—July 31

Columbia Dividend Income Fund—May 31

Columbia Large Cap Growth Fund—July 31

Columbia Select Mid Cap Growth Fund—August 31

Columbia Capital Allocation Moderate Aggressive Portfolio—January 31

(c)

Please reconcile the disclosure in the footnotes to certain of the fee tables concerning the existence of contractual waivers and the lack of line items in certain fee tables showing the impact of such waivers.

Response: The Registrants have made the requested changes.

(d)

With respect to the Pro Forma Fees and Expenses shown for Columbia Contrarian Core Fund, please explain how the disclosure of a contractual fee waiver through December 31, 2023 complies with the expense table requirements.

Response: The Registrants have added language to the contractual fee waiver footnote in the Fund’s fee table indicating that the contractual fee waiver is not reflected in the table.

(e)	To the extent Columbia Contrarian Core Fund does not have a contractual fee waiver in place, please remove the disclosure stating that waivers/reimbursements apply to the expense table.

Response: The Registrants have made the requested changes.

(f)	Please confirm that sales load is incorporated in the expense example for Columbia Disciplined Value Fund.

Response: The Registrants confirm that the Fund’s sales load has been incorporated into the expense example.

(g)	With respect to Columbia Dividend Income Fund, to the extent the Fund’s expenses include acquired fund fees and expenses, please include a line item in the fee table to that effect.

Response: Acquired Fund fees and expenses equate to less than one-half of a basis point for Columbia Dividend Income Fund and therefore are included in the “Other Expenses” line item of the fee table.

10.	Comment: In Appendix B, please revise the schedule to Columbia Disciplined Value Fund’s Plan of Distribution and Agreement of Distribution to refer to Class V.

Response: The Registrants have made the requested change.

11.	Comment: In Appendix C, please update the fiscal years to October 6.

Response: The Registrants have reviewed their disclosure and determined not to make any changes in response to this comment. Please refer to the Registrants’ response Comment 9(b) above.

12.	Comment: On the Preliminary Proxy Card, please identify in bold on whose behalf the proxy is being solicited.

Response: The Registrants have revised their disclosure as requested.

13.	Comment: Please include the important notice regarding the availability of proxy materials language from the Preliminary Proxy Card into the body of the proxy statement.

Response: The Registrants have reviewed their disclosure and the requirements of Rule 14a-16, and determined not to make any changes in response to this comment.

The Registrants intend to print and mail the proxy statement beginning on October 23, 2023. If you have any questions, please contact me at (617-385-9536).

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Secretary

Columbia Funds Series Trust

Columbia Funds Series Trust I

Columbia Funds Series Trust II